UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A     .

Terms of Office for Nominees for Non-Executive Directors
On February 27, 2009, KB Financial Group Inc. disclosed that the term of office for each of the nominees for non-executive directors to be appointed at the annual general meeting of shareholders to be held on March 27, 2009 will be as follows:

Name of Non-Executive Director	Term of Office
Bo Kyung Byun	1 year
Jae Mok Jo	3 years

Nominees for members of the Audit Committee,
who are non-executive directors
On February 27, 2009, KB Financial Group Inc. disclosed details regarding the nominees for the members of the Audit Committee, who are non-executive directors, to be appointed at the annual general meeting of shareholders to be held on March 27, 2009.
Nominees for members of the Audit Committee who are Non-Executive Directors

Name	Current				Term of
(Date of Birth)	Position	Career	Education	Nationality	Office
Dam Cho (Reappointment) (08/01/1952)	Professor, Chonnam National University	• Lecturer, Hongik University • Advisory Professor, Samsung Fire & Marine Insurance Co., Ltd. • President, Korean Financial Management Association	• Gwangju Jeil High School • B.A. and M.S. in Business Administration, Korea University • Ph. D. in Finance, Korea University	Republic of Korea	1 year

Suk Sig Lim (Reappointment) (07/17/1953)	Professor, University of Seoul	• Assistant Professor, University of Alberta • Member, Examination Committee, Financial Supervisory Service of Korea • Vice President, Korea Accounting Institute	• Kyeongbuk High School
• B.A. in Business Administration, Seoul National University
• M.S. in Industrial Engineering, KAIST
• M.S. in Business Administration, Pennsylvania State University
			• Ph. D. in Accounting, University of Minnesota	Republic of Korea	1 year

Bo Kyung Byun (New appointment) (08/09/1953)	CEO, Kolon I’Net Co., Ltd	• Managing Director, IBM Korea • CEO, LG-IBM PC Co., Ltd. • CEO, Kolon Data Communication Co., Ltd. • CEO, Kolon Benit Co., Ltd.	• Kyunggi High School • B.S. in Mechanical Engineering, Seoul National University	Republic of Korea	1 year

Name	Current				Term of
(Date of Birth)	Position	Career	Education	Nationality	Office
Chee Joong Kim (Reappointment) (12/11/1955)	Partner, Barun Law	• Presiding Judge, Seoul Eastern District Court • Presiding Judge, Seoul Administrative Court • Presiding Judge, Patent Court • Presiding Judge, Seoul High Court	• Yangchung High School • B.A. and M.A. in Law, Seoul National University	Republic of Korea	1 year

Chan Soo Kang (New appointment) (11/23/1961)	President & Chairman, Kang & Company Ltd.	• Executive Director, BT Wolfensohn • CEO, Seoul Securities Co., Ltd. • Adjunct Professor, Ewha Womans University	• B.A. in Economics, Harvard University • M.B.A., Wharton School, University of Pennsylvania	United States of America	1 year

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 27, 2009	By: /s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO